OPTIMUMBANK HOLDINGS, INC.

August 15, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OptimumBank Holdings, Inc. Registration Statement on Form S-3
Filed August 9, 2024, No. 333-281430

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, OptimumBank Holdings, Inc., a Florida corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to August 20, 2024, at 9:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request. When the Registration Statement has been declared effective, please confirm that with our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 878-2411.

We thank you for your consideration of the foregoing.

Sincerely,

/s/ Moishe Gubin
Moishe Gubin
Principal Executive Officer